EXHIBIT 99.1

Centerra Gold Announces Restrictions on Shares Held by Kyrgyzaltyn JSC

TORONTO, May 17, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that, as a result of the recent events in the Kyrgyz Republic, Kyrgyzaltyn JSC, together with its affiliates, are prohibited from transferring or encumbering any common shares of the Company (“Centerra shares”) or exercising any voting rights attached to Centerra shares. In addition, dividends or distributions on Centerra shares that would otherwise be payable to Kyrgyzaltyn or its affiliates will be donated to the Company to the extent such dividends or distributions can be attributed reasonably to Kumtor Gold Company (“KGC”) (or its assets or operations) or distributions from KGC. Kyrgyzaltyn JSC and its affiliates are also not entitled to any dissent rights in respect of their Centerra shares should such rights arise.

These prohibitions and restrictions are provided for under the 2009 Shareholders Agreement between Centerra and Kyrgyzaltyn JSC, the state-owned entity through which the Kyrgyz Republic owns approximately 26% of the Centerra shares, and their duration cannot currently be determined. The Company does not intend to make any further public comments regarding this matter unless required by law.

The Company has accepted the resignation of Tengiz Bolturuk as a director of Centerra with immediate effect on the basis that Mr. Bolturuk is unable to discharge his fiduciary and similar duties and obligations to the Company. Mr. Bolturuk joined the Centerra Board of Directors in December 2020 as a nominee of Kyrgyzaltyn JSC. The Company is conducting an investigation into recent statements by Mr. Bolturuk regarding his involvement in, and support for, the events ongoing in the Kyrgyz Republic, as well as the involvement of, and coordination with, others.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra operates three mines, the Kumtor Mine in the Kyrgyz Republic, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Caution Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the duration of the prohibitions and restrictions on Kyrgyzaltyn JSC and its affiliates in respect of Centerra shares.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: political risks associated with the Company’s operations in the Kyrgyz Republic; the ongoing failure of the Kyrgyz Republic Government to comply with its continuing obligations under the 2017 Strategic Agreement on Environmental Protection and Investment Promotion and the 2009 Restated Project Agreements governing the Kumtor Mine to allow for the continued operation of the Kumtor mine by KGC and Kumtor Operating Company (“KOC”) and not take any expropriation action against the Kumtor mine; actions by the Kyrgyz Republic Government or any state agency or the General Prosecutor's Office that serve to restrict or otherwise interfere with the payment of funds by KGC and KOC to Centerra; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees, including the interaction of claims of harm to the environment or human health with the new Kyrgyz Republic law that enabled imposition of external management on the Kumtor Mine by the Kyrgyz Republic Government; potential impact on the Kumtor mine of investigations by Kyrgyz Republic instrumentalities; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances or to collect on any favorable arbitral judgement awarded against the Kyrgyz Republic; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of May 17, 2021. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/2009932c-e520-47b5-ab43-b4437b993ce1